MUSCLEPHARM CORPORATION

4721 IRONTON STREET, BUILDING A

DENVER, COLORADO 80239

TELEPHONE: (303) 396-6100

December 28, 2012

VIA EDGAR

Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	MusclePharm Corporation
Registration Statement on Form S-1/A (the “Registration Statement”)
File No. 333-184625

Dear Mr. Riedler:

MusclePharm Corporation (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement so that it may become effective at 2:00 p.m. Eastern Standard Time on December 31, 2012, or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Reid A. Godbolt at (303) 573-1600.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not asset staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

MUSCLEPHARM CORPORATION

By:	/s/ Brad J. Pyatt
Name: Brad J. Pyatt
Title: Chief Executive Officer and President